

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2008

Mr. Lindsay Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

> **Re:** **Goldcorp Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-12970**

Dear Mr. Hall:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director